UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

TransMontaigne Partners L.P.

(Name of Issuer)

Common Limited Partner Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Bruce A. Toth, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5723

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,171,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,171,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,171,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%(1)

14	Type of Reporting Person PN

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,171,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,171,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,171,161(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%(2)

14	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of NGL Energy Partners LP.

(2) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person H. Michael Krimbill

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,200

	8	Shared Voting Power 0

	9	Sole Dispositive Power 56,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,200 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14	Type of Reporting Person IN

(1)         Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Product Services Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Services Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,721,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,721,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14	Type of Reporting Person CO

(1) Calculated based on 16,124,566 common limited partner units of TransMontaigne Partners L.P. outstanding as of April 30, 2014, as reported in TransMontaigne Partner L.P.’s quarterly report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No. 89376V100	SCHEDULE 13D

Item 1.   Security and Issuer

This statement on Schedule 13D this (“Statement”) relates to the common limited partner units (the “Common Units”) of TransMontaigne Partners L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202.

On July 1, 2014, the transactions contemplated by that certain Purchase Agreement (the “Purchase Agreement”), dated as of June 8, 2014, by and among NGL Energy Partners LP, a Delaware limited partnership (“NGL”), Morgan Stanley Capital Group Inc., a Delaware corporation, and Morgan Stanley Strategic Investments, Inc., a Delaware corporation (“MSSI”), were consummated.  Pursuant to the Purchase Agreement, NGL acquired (i) all of the outstanding capital stock of TransMontaigne Inc., a Delaware corporation (“TMG”), the indirect owner of TransMontaigne GP L.L.C., the general partner of the Issuer (“TMG GP”), (ii) 450,000 Common Units indirectly held by Morgan Stanley and (iii) certain entities associated with the TransMontaigne business as well as the related inventory and certain pipeline and contract rights.  TransMontaigne Services Inc., a Delaware corporation and an indirect wholly-owned subsidiary of TMG (“TSI”), owns 2,721,161 Common Units.

Item 2.   Identity and Background

(a), (f)              This statement is being filed by:

(i)                                     NGL;

(ii)           NGL Energy Holdings LLC, a Delaware limited liability company and the general partner of NGL (“NGL GP”);

(iii)          H. Michael Krimbill, a United States citizen;

(iv)          NGL Energy Operating LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of NGL (“NGL Operating”);

(v)           TMG;

(vi)          TransMontaigne Product Services Inc., a Delaware corporation (“TPSI”); and

(vii)         TSI.

The Reporting Persons have entered into a joint filing agreement, dated as of July 10, 2014, a copy of which is attached hereto as Exhibit 99.1.

Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Persons is set forth on Schedule I attached hereto, which is incorporated herein by reference.

(b)                                 The address of the principal business and principal office of each of NGL, NGL GP and NGL Operating (collectively, the “NGL Entities”) and Mr. Krimbill is 6120 S. Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.  The address of the principal business and principal office of each of TMG, TPSI and TSI (collectively, the “TransMontaigne Entities”) is 1670 Broadway, Suite 3100, Denver, Colorado 80202.

NGL, through its direct, wholly-owned subsidiary, NGL Operating, owns and operates a vertically integrated energy business with five primary segments: water solutions, crude oil logistics, NGL liquids, refined products / renewables and retail propane.

NGL GP serves as the general partner of NGL.

Mr. Krimbill is the Chief Executive Officer and a member of the board of directors of NGL GP.

TMG is a holding company, that, through its wholly-owned operating subsidiaries and affiliated entities, operates in the refined petroleum products, midstream, logistical services business and in the marketing and distribution of such products. TMG is a direct, wholly-owned subsidiary of NGL Operating. TPSI is a wholly-owned subsidiary of TMG. TSI is a wholly-owned subsidiary of TPSI.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On July 1, 2014, in connection with the consummation of the transactions contemplated by the Purchase Agreement as further described in Item 1 to this Statement, NGL paid an aggregate purchase price of $200 million in cash, including working capital, plus an additional amount for inventory transferred at closing.  NGL funded the purchase price with a combination of borrowings under its revolving credit facility and available cash resources.

Item 4.   Purpose of Transaction

On June 8, 2014, NGL entered into the Purchase Agreement.  On July 1, 2014, the transactions contemplated by the Purchase Agreement were consummated.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, three members of the TMG GP Board resigned and four individuals nominated by NGL GP filled vacancies on the TMG GP Board.  The description of the transactions contemplated by the Purchase Agreement set forth in Item 1 to this Statement is incorporated herein by reference.

On July 10, 2014, NGL presented a letter to the TMG GP Board (the “July 10 Letter”) setting forth its proposal to purchase all of the outstanding publicly-held Common Units through a unit-for-unit exchange in which holders of Common Units would receive one common unit representing limited partner interests in NGL for each Common Unit, and the Issuer would be merged with and into a wholly-owned subsidiary of NGL (the “Proposed Transaction”).  The Proposed Transaction is subject to the approval of the NGL GP Board and the TMG GP Board and its conflicts committee, any requisite unitholder approval under applicable law, and the negotiation, execution and delivery of definitive transaction agreements. In the July 10 Letter, NGL confirmed its commitment to retain its investment in the Common Units in the event an agreement cannot be reached with respect to the Proposed Transaction.  NGL awaits a response from the TMG GP Board.  While the Proposed Transaction remains under consideration by the TMG GP Board, the Reporting Persons may respond to inquiries from the TMG GP Board.

The foregoing description of the July 10 Letter is qualified in its entirety by reference to the full text of the July 10 Letter, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

In the event an agreement is not reached with respect to the Proposed Transaction, the Reporting Persons may engage in discussions with management, the board, other unitholders of the Issuer and TMG GP and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Units, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate.

Item 5.   Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2014, there were 16,124,566 Common Units outstanding as of April 30, 2014.

Based on the foregoing, as of July 1, 2014, the Reporting Persons collectively may be deemed to beneficially own 3,227,361 Common Units, which represents approximately 20.0% of the Common Units issued and outstanding. 450,000 of the Common Units are directly owned by NGL, and 2,721,161 of the Common Units are directly owned by TSI. Mr. Krimbill owns 56,200 Common Units.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationships previously reported under Item 2 of this Statement, (i) each of the NGL Entities and the TransMontaigne Entities may be deemed to have shared voting and dispositive power with respect to the 2,721,161 Common Units beneficially owned by TSI and (ii) each of NGL and NGL GP may be deemed to have shared voting and dispositive power with respect to the 450,000 Common Units owned by NGL.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Units referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)                                  Except as reported herein, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d)                                 By virtue of the relationships described in Item 2 of this Statement, NGL GP may be deemed to have the power to direct the receipt of distributions on the Common Units held by NGL Operating, NGL and each of the TransMontaigne Entities and the proceeds from the sale of the Common Units.

(e)                                  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Exhibit 1	Letter, dated July 10, 2014

Exhibit 99.1

Joint Filing Agreement, dated as of July 10, 2014, among NGL Energy Partners LP, NGL Energy Holdings LLC, NGL Energy Operating LLC, TransMontaigne Inc., TransMontaigne Product Services Inc., TransMontaigne Services Inc. and H. Michael Krimbill

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2014

NGL ENERGY PARTNERS LP
By: NGL Energy Holdings LLC, its general partner

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY HOLDINGS LLC

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY OPERATING LLC

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

TRANSMONTAIGNE INC.

By:	/s/ David C. Kehoe
Name:	David C. Kehoe
Title:	Vice President

TRANSMONTAIGNE PRODUCT SERVICES INC.

By:	/s/ David C. Kehoe
Name:	David C. Kehoe
Title:	Vice President

TRANSMONTAIGNE SERVICES INC.

By:	/s/ David C. Kehoe
Name:	David C. Kehoe
Title:	Vice President

/s/ H. Michael Krimbill
H. Michael Krimbill

EXHIBIT INDEX

Exhibit 1	Letter, dated July 10, 2014

Exhibit 99.1

Joint Filing Agreement, dated as of July 10, 2014, among NGL Energy Partners LP, NGL Energy Holdings LLC, NGL Energy Operating LLC, TransMontaigne Inc., TransMontaigne Product Services Inc., TransMontaigne Services Inc. and H. Michael Krimbill

SCHEDULE I

The name, principal occupation or employment, business address and citizenship of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below.

NGL Energy Partners LP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGL Energy Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
H. Michael Krimbill	Chief Executive Officer and Director	(1)	United States

Atanas H. Atanasov	Chief Financial Officer and Treasurer	(1)	United States

James J. Burke	President, NGL Energy Partners and Director	(1)	United States

Shawn W. Coady	President and Chief Operating Officer, Retail Division and Director	(1)	United States

Todd M. Coady	Vice President, Administration	(1)	United States

David C. Kehoe	Executive Vice President, NGL — Crude Logistics	(1)	United States

Patrice A. Lemon	Senior Vice President, Accounting	(1)	United States

Vincent J. Osterman	President, Eastern Retail Propane Operations and Director	(1)	United States

Kevin C. Clement	Director; President, SemStream L.P.	(1)	United States

Carlin G. Conner	Director; President and Chief Executive Officer, SemGroup Corporation	(1)	United States

Stephen L. Cropper	Director; Consultant	(1)	United States

Bryan K. Guderian	Director; Senior Vice President of Operations, WPX Energy, Inc.	(1)	United States

James C. Kneale	Director	(1)	United States

John T. Raymond	Director; Chief Executive Officer and Managing Partner, The Energy Minerals Group	(1)	United States

Patrick Wade	Director; Managing Partner, The Energy Minerals Group	(1)	United States

(1)               6120 S. Yale Avenue, Suite 805, Tulsa, Oklahoma 74136

NGL Energy Operating LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
H. Michael Krimbill	Chief Executive Officer	(1)	United States

Atanas H. Atanasov	Chief Financial Officer and Treasurer	(1)	United States

Jeffrey A. Herbers	Chief Accounting Officer	(1)	United States

James J. Burke	President	(1)	United States

Shawn W. Coady	President — Retail Division	(1)	United States

Vince J. Osterman	President — Eastern Retail Operations	(1)	United States

Patrice A. Lemon	Senior Vice President — Accounting	(1)	United States

William G. Laughlin	Senior Vice President — Legal and Secretary	(1)	United States

Christian Dobrauc	Senior Vice President — Mergers & Acquisition	(1)	United States

Greg Blais	Senior Vice President — Business Development	(1)	United States

James F. Winter	Senior Vice President — NGL Water Services	(1)	United States

Doug White	Senior Vice President — NGL Water Services	(1)	United States

Jack Eberhardt	Executive Vice President — NGL Liquids	(1)	United States

Jay Furman	Senior Vice President — NGL Liquids	(1)	United States

David C. Kehoe	Executive Vice President — NGL Crude Logistics	(1)	United States

Todd Tanory	Senior Vice President - NGL Asset Management	(1)	United States

Grant Vangilder	Senior Vice President — Bio Diesel	(1)	United States

Jonathon B. Cox	Senior Vice President — NGL Transportation	(1)	United States

Don Robinson	Senior Vice President — NGL Crude Logistics	(1)	United States

Don Jensen	Senior Vice President — NGL Refined Products	(1)	United States

Ben Borgen	Senior Vice President — NGL Ethanol	(1)	United States

Dennis Stieren	Senior Vice President — Trade Operations	(1)	United States

Sharra Straight	Vice President — Comptroller	(1)	United States

Todd M. Coady	Vice President — Administration	(1)	United States

Stacey B. Hostetler	Assistant Secretary	(1)	United States

(1)               6120 S. Yale Avenue, Suite 805, Tulsa, Oklahoma 74136

TransMontaigne Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Charles L. Dunlap	President and Chief Executive Officer and Director	(2)	United States

Gregory J. Pound	Executive Vice President	(2)	United States

Chee Ooi	Executive Vice President	(2)	United States

Erik B. Carlson	Executive Vice President and Assistant Secretary	(2)	United States

Frederick W. Boutin	Executive Vice President and Treasurer	(2)	United States

Michael A. Hammell	Executive Vice President and Secretary	(2)	United States

James F. Dugan	Senior Vice President	(2)	United States

Richard C. Eaton	Senior Vice President	(2)	United States

Seth R. Belzley	Senior Vice President and Assistant Secretary	(2)	United States

Shawn L. Mongold	Vice President	(2)	United States

Dudley Tarlton	Vice President	(2)	United States

Brian Cannon	Vice President	(2)	United States

Michelle Davis	Vice President	(2)	United States

Robert T. Fuller	Vice President and Assistant Treasurer	(2)	United States

Derek L. Welch	Vice President	(2)	United States

Edward J. Luebke	Vice President	(2)	United States

David C. Kehoe	Vice President and Director	(1)	United States

Donald M. Jensen	Vice President and Director	(1)	United States

Benjamin J. Borgan	Vice President and Director	(1)	United States

Atanas H. Atanasov	Vice President and Director	(1)	United States

(1)               6120 S. Yale Avenue, Suite 805, Tulsa, Oklahoma 74136

(2)               1670 Broadway, Suite 3100, Denver, Colorado 80202

TransMontaigne Product Services Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Charles L. Dunlap	President and Chief Executive Officer and Director	(2)	United States

Gregory J. Pound	Executive Vice President and Director	(2)	United States

Chee Ooi	Executive Vice President and Director	(2)	United States

Erik B. Carlson	Executive Vice President and Assistant Secretary	(2)	United States

Frederick W. Boutin	Executive Vice President and Treasurer	(2)	United States

Michael A. Hammell	Executive Vice President and Secretary	(2)	United States

James F. Dugan	Senior Vice President	(2)	United States

Richard C. Eaton	Senior Vice President	(2)	United States

Seth R. Belzley	Senior Vice President and Assistant Secretary	(2)	United States

Shawn L. Mongold	Vice President	(2)	United States

Dudley Tarlton	Vice President	(2)	United States

Brian Cannon	Senior Vice President	(2)	United States

Michelle Davis	Vice President	(2)	United States

Lance Willoughby	Vice President	(2)	United States

Robert T. Fuller	Vice President and Assistant Treasurer	(2)	United States

Bryon Beckwith	Vice President	(2)	United States

Keith Malazdrewicz	Vice President	(2)	United States

Derek L. Welch	Vice President	(2)	United States

Edward J. Luebke	Vice President	(2)	United States

David C. Kehoe	Vice President and Director	(1)	United States

Donald M. Jensen	Vice President and Director	(1)	United States

Benjamin J. Borgan	Vice President and Director	(1)	United States

Atanas H. Atanasov	Vice President and Director	(1)	United States

(1)               6120 S. Yale Avenue, Suite 805, Tulsa, Oklahoma 74136

(2)               1670 Broadway, Suite 3100, Denver, Colorado 80202

TransMontaigne Services Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Charles L. Dunlap	President and Chief Executive Officer and Director	(2)	United States

Gregory J. Pound	Executive Vice President and Director	(2)	United States

Chee Ooi	Executive Vice President	(2)	United States

Erik B. Carlson	Executive Vice President and Assistant Secretary	(2)	United States

Frederick W. Boutin	Executive Vice President and Treasurer	(2)	United States

Michael A. Hammell	Executive Vice President and Secretary	(2)	United States

Seth R. Belzley	Senior Vice President and Assistant Secretary	(2)	United States

Brian Cannon	Senior Vice President	(2)	United States

Robert T. Fuller	Vice President and Assistant Treasurer	(2)	United States

David C. Kehoe	Vice President and Director	(1)	United States

Donald M. Jensen	Vice President and Director	(1)	United States

Benjamin J. Borgan	Vice President and Director	(1)	United States

Atanas H. Atanasov	Vice President and Director	(1)	United States

(1)               6120 S. Yale Avenue, Suite 805, Tulsa, Oklahoma 74136

(2)               1670 Broadway, Suite 3100, Denver, Colorado 80202